First Quarter 2024 Earnings Call April 24, 2024 Exhibit 99.2

Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations; the Russian war on Ukraine and other geopolitical tensions; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; supply disruptions; excessive inflation; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law. Forward-Looking Statements

Non-GAAP Measures This presentation includes information regarding certain non-GAAP financial measures, including Adjusted EBITDA, Free Cash Flow and Net debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Free Cash Flow and Net debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, non-cash impact of metal price lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, our net income in the future.

Jean-Marc Germain Chief Executive Officer

Ø Safety: Delivered strong safety performance; recordable case rate(1) of 2.2 per million hours worked in Q1 2024 Ø Shipments: 380 thousand tons (-2% YoY) Ø Revenue: €1.7 billion (-12% YoY) Ø Net income: €17 million Ø Cash from Operations: €54 million Ø Free Cash Flow: €(8) million Ø Shareholder Returns: repurchased 330 thousand shares for $6.9 million Ø Leverage: 2.4x at March 31, 2024 Adjusted EBITDA Bridge (1) Recordable case rate measures the number of fatalities, serious injuries, lost-time injuries, restricted work injuries, or medical treatments per one million hours worked. Note: Segment Adjusted EBITDA excludes the non-cash impact of metal price lag. € in millions Solid Q1 results despite significant weather-related impact in Muscle Shoals Q1 2024 Highlights Ø Adjusted EBITDA: €137 million Ø Includes non-cash metal price lag impact of €(13) million Ø Record Q1 Segment Adjusted EBITDA in A&T

Jack Guo Chief Financial Officer

Q1 Segment Adjusted EBITDA Bridge Packaging & Automotive Rolled Products Q1 2024 Q1 2023 %r Shipments (kt) 264 259 2% Revenue (€m) 938 1,030 (9)% Segment Adj. EBITDA (€m) 43 55 (21)% Segment Adj. EBITDA (€ / t) 165 213 (23)% Q1 2024 Performance Ø Segment Adjusted EBITDA of €43 million Ø Higher packaging and automotive shipments Ø Weather-related impacts and operating challenges in Muscle Shoals Ø Unfavorable price and mix Ø Unfavorable metal costs

Q1 Segment Adjusted EBITDA Bridge Aerospace & Transportation Q1 2024 Q1 2023 %r Shipments (kt) 57 58 (1)% Revenue (€m) 441 452 (2)% Segment Adj. EBITDA (€m) 80 73 10% Segment Adj. EBITDA (€ / t) 1,382 1,246 11% Ø Segment Adjusted EBITDA of €80 million Ø Higher aerospace shipments; lower TID shipments Ø Improved price and mix Ø Lower operating costs Q1 2024 Performance

Q1 Segment Adjusted EBITDA Bridge Q1 2024 Performance Automotive Structures & Industry Q1 2024 Q1 2023 %r Shipments (kt) 59 72 (17)% Revenue (€m) 364 483 (25)% Segment Adj. EBITDA (€m) 33 43 (23)% Segment Adj. EBITDA (€ / t) 558 599 (7)% Ø Segment Adjusted EBITDA of €33 million Ø Lower automotive and industry shipments (Q1 2023 includes CED business which was sold in Q3 2023) Ø Unfavorable price and mix Ø Lower operating costs Ø Unfavorable FX/Other

Free Cash Flow

Q1 2024 Free Cash Flow Highlights

- Free Cash Flow of €(8) million
  - Compared to Q1 2023, less cash used for working capital and lower capital expenditures, partially offset by lower Adjusted EBITDA
- Repurchased 330 thousand shares for $6.9 million

€ in millions	Q1 2024	Q1 2023
Net cash flows from operating activities	54	34
Purchases of property, plant and equipment, net of grants received	(62)	(68)
Free Cash Flow	(8)	(34)

Track Record of Free Cash Flow Generation



€ in millions
176
157
135
182
170
>130
2019
2020
2021
2022
2023
2024E

Current 2024 Expectations

- Free Cash Flow: >€130 million
  - Capex: ~€370 million
  - Cash interest: ~€125 million
  - Cash taxes: ~€55 million
  - TWC/Other: modest use of cash

Constellium

First Quarter 2024 – Earnings Call 10

Ø Leverage of 2.4x at quarter-end Ø Target leverage range of 1.5x to 2.5x Ø No near-term bond maturities Ø Strong liquidity position Ø Moody's upgraded credit rating to Ba3 with a stable outlook on April 15, 2024 Ø S&P upgraded credit rating to BB- with a stable outlook in November 2023 € in millions Net Debt and Leverage Maturity Profile(1) Liquidity € in millions € in millions Leverage = Net Debt / LTM Segment Adjusted EBITDA, which excludes non-cash impact of metal price lag Debt / Liquidity Highlights Net Debt and Liquidity (1) See Borrowings Table in the Appendix for more details. Strong balance sheet and improved financial flexibility give us confidence to manage varying business conditions

Jean-Marc Germain Chief Executive Officer

Market Commentary Packaging Canstock inventory adjustments appear behind us in both North America and Europe; canstock shipments up YoY last 3 quarters Demand still relatively low in the current environment Long-term trends remain in place with low to mid-single digit growth expected in both North America and Europe Automotive Production of light vehicles still below pre-COVID levels in both North America and Europe Demand remains healthy in North America; softer demand continues in Europe Consumer demand for luxury cars, light trucks, and SUVs remains steady Lightweighting megatrend driving increased demand for rolled and extruded products; long-term electrification trend still intact Aerospace Recovery continued in Q1, though still below pre-COVID levels Major OEMs remain focused on increasing build rates for both narrow and wide body aircraft Commercial aircraft backlogs are healthy today Long-term trends expected to remain intact, including increased passenger traffic Demand strong in business/regional jet, defense and space Other Specialties Transportation, Industry and Defense (Rolled): Demand is generally weak Industry (Extrusions): Europe: Demand remains weak across industrial markets A Diversified Platform LTM Revenue by End Market End Market Updates

Investing in Our Aerospace Assets to Further Strengthen Our Market Leadership Position

Replacing 3 legacy casting centers with **2 new casting centers in Ravenswood, WV** dedicated to aerospace and TID products

- **Total investment of ~$150M**, split between maintenance and return-seeking capex
  - Supported by a Department of Energy investment of up to $75M
- **30% CO_2 emissions reduction** expected, on a pathway to 100% decarbonization with clean hydrogen
- Maximize **equipment efficiency,** increase **recycled input,** increase **internal slab casting**
- Expect **first casting center** to **ramp-up in 2026**; **second casting center** to **ramp-up in 2028**





Adding new **Airware® casthouse in Issoire, France**

- **Total investment of close to €40M** of return-seeking capex, plus working capital
- Adding a **third casthouse** dedicated to **Airware® solutions**
- Expected to significantly **increase production of Airware® products** to respond to increased demand
- **Airware® already used** across several major **aircraft platforms and space programs**
- Expect casthouse to be **completed by the end of 2025**, with scheduled **ramp-up in 2026**





Return-seeking capex for aerospace investments are expected to well-exceed our target IRR of 15%; both projects expected to be funded without increasing existing capex levels

Constellium

First Quarter 2024 – Earnings Call 14

Targets Solid performance in 1Q 2024 Solid 1Q results despite mixed end market demand and significant weather-related impacts at Muscle Shoals facility A&T delivered record 1Q Segment Adjusted EBITDA as the recovery in aerospace continued Launched share repurchased program in March; repurchased 330 thousand shares for $6.9 million Exciting future ahead with opportunities to grow our business and enhance profitability and returns Diversified portfolio serving generally resilient end markets Durable, sustainability-driven secular growth trends driving increased demand for our products Infinitely recyclable aluminium is part of the circular economy Substantial value creation opportunities remain longer term; planting the seeds today for future growth and profitability Execution focused with proven ability to flex costs Healthy balance sheet with improved financial flexibility Approximately $293 million remaining on existing share repurchase program(1) (expires in Dec. 2026) Key Messages and Guidance 2024 Adjusted EBITDA(1): €740 to €770 million 2024 Free Cash Flow: >€130 million Long-Term Adjusted EBITDA(1): >€800 million in 2025 Leverage: 1.5x - 2.5x Focused on executing our strategy and increasing shareholder value (1) Excludes the non-cash impact of metal price lag. (1) Full execution of share repurchase program will require shareholder approval annually at the Annual General Meeting.

Appendix

Three months ended March 31, (in millions of Euros) 2024 2023 Net income 17 22 Income tax expense 8 5 Income before tax 25 27 Finance costs - net 33 35 Income from operations 58 62 Depreciation and amortization 71 72 Unrealized losses on derivatives 3 8 Unrealized exchange gains from the remeasurement of monetary assets and liabilities - net (2) (1) Share based compensation costs 6 3 Losses on disposal 1 6 Adjusted EBITDA 137 150 of which Metal price lag(1) (13) (16) Reconciliation of Net Income to Adjusted EBITDA (1) Excluded in Segment Adjusted EBITDA.

(in millions of Euros) Three months ended March 31, 2024 2023 Net cash flows from operating activities 54 34 Purchases of property, plant and equipment, net of grants received (62) (68) Free Cash Flow (8) (34) Free Cash Flow Reconciliation (in millions of Euros) 2023 2022 2021 2020 2019 Net cash flows from operating activities 506 451 357 334 447 Purchases of property, plant and equipment, net of grants received (336) (269) (222) (177) (271) Free Cash Flow 170 182 135 157 176

(in millions of Euros) March 31, 2024 December 31, 2023 September 30, 2023 June 30, 2023 March 31, 2023 Borrowings 1,883 1,868 1,909 2,028 2,099 Fair value of net debt derivatives, net of margin calls 1 (2) — — 1 Cash and cash equivalents (180) (202) (159) (178) (193) Net Debt 1,704 1,664 1,750 1,850 1,907 LTM Segment Adjusted EBITDA(1) 697 713 690 682 672 Leverage 2.4x 2.3x 2.5x 2.7x 2.8x Net Debt Reconciliation (1) Segment Adjusted EBITDA excludes non-cash metal price lag.

Twelve months ended (in millions of Euros) March 31, 2024 December 31, 2023 September 30, 2023 June 30, 2023 March 31, 2023 Net income 124 129 148 215 151 Income tax expense / (benefit) 70 67 32 (123) (139) Income before tax 194 196 180 92 12 Finance costs - net 139 141 139 139 136 Income from operations 333 337 319 231 148 Depreciation and amortization 293 294 299 295 293 Restructuring costs — — 1 1 1 Unrealized (gains) / losses on derivatives (2) 3 (14) (10) 111 Unrealized exchange losses / (gains) from the remeasurement of monetary assets and liabilities - net 1 2 (1) — 1 Losses on pension plan amendments — — (47) (47) (47) Share based compensation costs 23 20 20 19 17 Metal price lag 83 86 141 184 139 (Gains) / losses on disposals (34) (29) (28) 9 9 Segment Adjusted EBITDA(1) 697 713 690 682 672 Reconciliation of Net Income to LTM Segment Adjusted EBITDA (1) Segment Adjusted EBITDA excludes non-cash metal price lag.

At March 31, At December 31, 2024 2023 (in millions of Euros) Nominal Value in Currency Nominal Rate Nominal Value in Euros (Arrangement fees) Accrued Interests Carrying Value Carrying Value Secured Pan-U.S. ABL(due 2026) $— Floating — — — — — Senior Unsecured Notes Issued November 2017 and due 2026 $250 5.875% 231 (1) 2 232 230 Issued November 2017 and due 2026 €400 4.250% 400 (2) 2 400 404 Issued June 2020 and due 2028 $325 5.625% 300 (3) 5 302 291 Issued February 2021 and due 2029 $500 3.750% 463 (5) 8 466 452 Issued June 2021 and due 2029 €300 3.125% 300 (4) 2 298 300 Lease liabilities 149 — 1 150 154 Other loans 35 — — 35 37 Total Borrowings     1,878 (15) 20 1,883 1,868 Of which non-current     1,831 1,814 Of which current 52 54 Borrowings Table